Exhibit 99.1

Rogers Communications Announces Voting Results

from Annual Meeting of Shareholders

TORONTO, April 20, 2018 – Rogers Communications Inc., a leading diversified Canadian communications and media company, in accordance with Toronto Stock Exchange requirements, announced the voting results from its Annual General Meeting of Shareholders held earlier today in Toronto, Ontario.

A total of 104,016,101 Class A Voting shares representing 92.54% of the Company’s issued and outstanding Class A Voting stock were voted in connection with the election of directors at the meeting. Shareholders voted in favour of all items of business put forth at the meeting, including the appointment of KPMG LLP as its outside auditors and the election of all director nominees as follows:

Director	Results	% of Shares Voted For	% of Shares Voted Withhold
Bonnie R. Brooks	Elected	99.99%	0.01%
Robert K. Burgess	Elected	99.99%	0.01%
John H. Clappison	Elected	99.99%	0.01%
Robert Dépatie	Elected	99.99%	0.01%
Robert J. Gemmell	Elected	99.99%	0.01%
Alan D. Horn	Elected	99.97%	0.03%
Philip B. Lind	Elected	99.97%	0.03%
John A. MacDonald	Elected	99.99%	0.01%
Isabelle Marcoux	Elected	99.99%	0.01%
Joe Natale	Elected	99.97%	0.03%
The Hon. David R. Peterson	Elected	98.77%	1.23%
Edward S. Rogers	Elected	99.97%	0.03%
Loretta A. Rogers	Elected	99.97%	0.03%
Martha L. Rogers	Elected	99.97%	0.03%
Melinda M. Rogers	Elected	99.97%	0.03%

For director biographies, please visit https://investors.rogers.com/corporate-governance/board-of-directors/.

About the Company:

Rogers is a leading diversified Canadian communications and media company that’s working to deliver a great experience to our customers every day. We are Canada’s largest provider of wireless communications services and one of Canada’s leading providers of cable television, high-speed Internet, information technology, and telephony services to consumers and businesses. Through Rogers Media, we are engaged in radio and television broadcasting, sports, televised and online shopping, magazines, and digital media. Our shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

For further information:

Investor Relations

416-935-7777

Investor.relations@rci.rogers.com